SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934







                     For the year ended December 31, 1995

                         Commission file number 1-8223

                          NATIONAL GAS & OIL COMPANY

                             SALARY DEFERRAL PLAN
                                (Title of Plan)




                          National Gas & Oil Company
                              1500 Granville Road
                                 P.O. Box 4970
                            Newark, Ohio 43058-4970
                               (Address of Plan)



                          National Gas & Oil Company
           (Name of issuer of securities held pursuant to the Plan)

Page 1. Item 1.  Changes in the Plan.

The National Gas & Oil Company Salary Deferral Plan (Plan) was established effective January 1, 1987, with the first employee deferrals commencing on February 27, 1987. The initial Plan documents were filed during the Plan year ended December 31, 1987.

Item 2.  Changes in Investment Policy.

Subsequent to the establishment of the Plan, there have been no material changes during Plan year ended December 31, 1995 in the investment policy with respect to the kind of securities or other investments in which funds held under the Plan may be invested.

Item 3.  Contributions under the Plan.

All contributions made under the Plan by the issuer are measured by reference to the employees' contributions. No such contributions were made by the issuer in 1995.

Item 4.  Participating Employees.

At December 31, 1995 and 1994, there were 135 and 125 respectively, employees participating in the Plan.

Item 5.  Administration of the Plan.

(a)   The Trustee of the Plan is:

      John B. Denison
      Vice President and Secretary
      National Gas & Oil Company
      1500 Granville Road
      P.O. Box 4970
      Newark, Ohio  43058-4970

      The Administrator of the Plan is:

      The Retirement/Employee Benefits Committee of
       the Board of Directors of
      National Gas & Oil Company
      1500 Granville Road
      P.O. Box 4970
      Newark, Ohio  43058-4970
      c/o John B. Denison
        Secretary and Agent

(b) There was no compensation paid from the Plan to any of the Plan Administrators for services in any capacity during the Plan year ended December 31, 1995.

Item 6.  Custodian of Investments.

(a) The Principal Mutual Life Insurance Company (Principal), 711 High Street, Des Moines, Iowa 50309, an insurance company, Park National Bank, Trustee, 50 North 3rd Street, P.O. Box 850 Newark, Ohio 43058-0850 and John B. Denison, Trustee, address set forth above, an individual and executive officer of the Company, acted as custodian of the securities, investments and assets of the Plan.

(b) The Trustees did not receive any fee or compensation from the Plan during the Plan year ended December 31, 1995. The Principal received $291 and $2,564 in recordkeeping and administrative fees during the Plan year ended December 31, 1995 and 1994, respectively.

(c) The Trustees and Plan Administrators are covered by a blanket crime bond with a primary limit of $350,000 and an excess limit of $10,000,000.

Item 7.  Reports to Participating Employees.

During the Plan year ended December 31, 1995, each Plan participant received quarterly and annual statements reflecting the status of each participating employee's account at the end of each quarter or the year, respectively. A Summary Annual Report will be made available to all participants.

Item 8.  Investment of Funds.

(a)   The Plan does not pay any brokerage commissions.

(b)   Not applicable.

Item 9.  Financial Statement and Supplemental Schedule.

(a)   Financial Statements                                                PAGE
                                                                         ------
      The following are attached and included herein as Financial Statements of the Plan as of and for the three years ended December 31, 1995:

        Report of Independent Accountants .................................. 6

        Statement of Net Assets Available for Benefits at
        December 31, 1995 and 1994 ......................................... 7

        Statement of Changes in Net Assets Available for Benefits
         for the years ended December 31, 1995, 1994 and 1993 .............. 8

        Notes to Financial Statements ................................... 9-13

(b)   Supplemental Schedule

        Item 27(d) - Schedule of 5% Reportable Transactions
         for the Year Ended December 31, 1995 ............................. 14

Item 10.  Consent of Independent Accountants. ............................. 15
- --------------------------------------------






Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                          NATIONAL GAS & OIL COMPANY
                             SALARY DEFERRAL PLAN


                          By /s/ John B. Denison
                             ________________________
                                John B. Denison
                                Trustee, Secretary and Agent To
                                The Retirement/Employee Benefits
                                Committee

Date:  May 31, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
National Gas & Oil Company and
the Participants of the Salary
Deferral Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the National Gas & Oil Company Salary Deferral Plan (the "Plan") at December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting prin- ciples. These financial statements are the respon- sibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule 1 is presented for purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP

Cleveland, Ohio
May 31, 1996

                          NATIONAL GAS & OIL COMPANY

                             SALARY DEFERRAL PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                              December 31,
                                                          1995            1994
ASSETS                                                   ______          ______

Guaranteed Interest Accounts,
 at market value, and at various
 interest rates (See Note 2) ...................      $  499,026      $  408,919

Money Market Account, at market value ..........          35,201           8,695

Bond and Mortgage Account, at market
 value .........................................          57,290          44,335

National Gas & Oil Company Common
 Stock, at market value (cost
 $377,557 and $404,695, respectively) ..........         597,209         803,963

U.S. Common Stock Account,
 at market value (cost $192,641 and
 $162,390, respectively) .......................         302,626         201,365

TRASOP National Gas & Oil Company
 Common Stock, at market value
 (cost $254,305 and $267,373,
 respectively) (See Note 5) ....................         438,512         547,835
                                                      ----------      ----------
    Total assets ...............................      $1,929,864      $2,015,112
                                                      ==========      ==========
Net Assets Available for Benefits ..............      $1,929,864      $2,015,112
                                                      ==========      ==========








  The accompanying notes are an integral part of these financial statements.

                          NATIONAL GAS & OIL COMPANY

                             SALARY DEFERRAL PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                  Years Ended December 31,
                                             1995          1994          1993
                                            ------        ------        ------
Contributions from participants ...   $   146,052    $   116,075    $   132,071

Rollovers into Plan ...............        16,022          1,936           --

Dividend and interest income ......        64,626         46,914         48,451

Change in unrealized appreciation
 (See Note 3) .....................      (201,745)        60,304        292,523
                                      -----------    -----------    -----------
                                           24,955        225,229        473,045

Amounts withdrawn by participants .      (109,912)       (67,748)       (14,927)

Administrative expenses ...........          (291)        (2,564)        (5,043)
                                      -----------    -----------    -----------
Increase (decrease) in net assets
 available for benefits ...........       (85,248)       154,917        453,075

   Beginning of year ..............     2,015,112      1,860,195      1,407,120
                                      -----------    -----------    -----------

   End of year ....................   $ 1,929,864    $ 2,015,112    $ 1,860,195
                                      ===========    ===========    ===========




  The accompanying notes are an integral part of these financial statements.

                NATIONAL GAS & OIL COMPANY SALARY DEFERRAL PLAN

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements of the Salary Deferral Plan (Plan) have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments in the Common Stock Account and The National Gas & Oil Company (Company) Common Stock Accounts are stated at market value as determined from quoted market prices for the last business day of the year.

Investments in the Guaranteed Interest Accounts, Money Market Account and Bond and Mortgage Account are stated at their estimated market value, which approximates cost.

Plan Expenses

Beginning  July  1,  1994,  under  a  new  Plan  Amendment,   all  significant
administrative and recordkeeping expenses were paid by the Company. Expenses from January 1, 1994 to June 30, 1994 were paid by the Plan.

The Company paid $9,710, $4,507 and $78 of Plan expenses for the year ended December 31, 1995, 1994 and 1993, respectively.

NOTE 2 - SUMMARY DESCRIPTION OF THE PLAN:

The following is a summary of certain provisions of the Plan. A more complete description of the Plan provisions may be found in the Plan documents.

All employees of the Company and its subsidiaries who were full-time employees on November 1, 1986 were eligible to participate in the plan at its inception, January 1, 1987. Any other employee may become a participant on January 1, or July 1 of any year after having attained the age of 21 and completed one year of service as an employee of the Company. Participation is voluntary.

The Company, having final authority to administer the Plan, has established a Trust to receive and invest contributions made to the Plan and to pay and distribute benefits due participants. The Vice President and Secretary of the Company and Park National Bank are Trustees of the Plan. The Plan permits participants to make contributions which qualify under Section 401(k) of the Internal Revenue Code and accordingly, these contributions reduce participants taxable income for Federal and State purposes.

Through the Principal Mutual Life Insurance Company (Principal), participants can direct contributions to be invested in Guaranteed Interest Accounts, a Common Stock Account, a Money Market Account, and a Bond and Mortgage Account. Through Park National Bank, participants can invest in a National Gas & Oil Company Common Stock Account. In 1992 Park National Bank was appointed co-trustee to handle the buying, selling, holding, and voting of the common stock of the Company held by the Plan.

Participants may elect for each Plan year to defer a portion of their compensation, not to exceed the lesser of 15% of such compen- sation or $9,240 for 1995 and 1994. A participant may elect to make additional voluntary after tax contributions, in a fixed whole percentage, from 1% to 10%, of his compensation, determined after pretax contributions have been made. Additionally, participants may roll over distributions from other qualified pension or profit sharing plans. All salary deferrals, voluntary after tax contributions and roll over contributions are fully vested and nonforfeitable at all times.

The Company may contribute an amount which equals a percentage of the participant's contributions made to the Plan in a given year. This percentage shall be determined at the discretion of the Company's Board of Directors on a semiannual basis. Amounts credited to a participant's employer matching contributions account becomes fully vested after the participant has completed five years of service. The Company made no such contributions to the Plan for the years ending December 31, 1995, 1994 and 1993.

Withdrawal of contributions are permitted only to the extent necessary to meet a financial hardship, unless a participant has retired, died, become disabled, terminated or attained the age of 59-1/2 years, or upon termination of the Plan.

Contributions allocated to the Guaranteed Interest Accounts and interest thereon are deposited by the Trustee with Principal. These deposits are made under terms of contracts which guarantees principal and interest rates. The interest rate, maturity date and amounts of each account as of December 31, 1995 and 1994, are listed below:

   Guaranteed Interest Accounts:
                                                      1995              1994
                                                     ------            ------
     - December 31, 1994, 9.14%                     $   -            $ 82,907
     - December 31, 1995, 8.96%                       77,851           83,019
     - December 31, 1996, 9.22%                       72,291           77,141
     - December 31, 1997, 8.57%                      103,248           14,838
     - December 31, 1998, 7.30%                       22,907           22,013
     - December 31, 1999, 6.28%                       70,608           67,083
     - December 31, 2000, 6.80%                       64,652           61,918
     - December 31, 2001, 6.80%                       87,469             -
                                                    --------         --------
                                                    $499,026         $408,919
                                                    ========         ========

The $82,907 of Guaranteed Interest Accounts which matured on December 31, 1994 was reinvested in the Guaranteed Interest Accounts maturing on December 31, 1997 and December 31, 2001, the Bond and Mortgage Account and the National Gas & Oil Common Stock Account in the following amounts: $59,467, $14,069, $2,690 and $6,681, respectively.

Contributions allocated to the U.S. Common Stock Account and earnings thereon are invested by the Principal in a pooled investment account invested in U.S. securities, primarily common stocks.

Contributions allocated to the Money Market Account and earnings thereon are invested by Principal in a pooled investment account which invests in money market instruments.

Contributions allocated to the Bond and Mortgage Fund are invested by Principal in a pooled investment account invested in intermediate-term, fixed-income loans.

Contributions allocated to the National Gas & Oil Company Common Stock Account and earnings thereon are invested by the Trustee, Park National Bank, in National Gas & Oil Company common stock.

NOTE 3 - SUMMARY OF CHANGES IN PLAN EQUITY BY INVESTMENT ACCOUNT:

The balances in each of the investment accounts at December 31, 1995, 1994 and 1993 and the changes in these investment accounts during the periods then ended are as follows:

                                                                                                      TRASOP
                                                                                                     National
                                                                                                     Gas & Oil
                                      Guaranteed     Money      Bond and   National Gas               Company   Cash and
                                       Interest      Market     Mortgage  & Oil Company  U.S. Common  Common   Short-term
                                       Account       Account    Account   Common Stock  Stock Account  Stock    Deposits    Total
Balance at December 31,
 1992                                  $ 282,869    $  9,096    $ 19,199    $ 589,714    $  97,512    $408,730     $0   $ 1,407,120
                                       ---------    --------    --------    ---------    ---------    --------     --   -----------
Contributions from
 participants ......................      42,032       1,070      12,886       58,708       17,375         --       -       132,071
Rollovers into Plan ................        --          --          --           --           --           --       -          --
Transfers, net .....................      41,104       7,230         133      (67,119)      18,652         --       -             0
Dividend and interest
 income ............................      21,011         442       2,699       14,334         --         9,965      -        48,451
Change in unrealized
 appreciation ......................        --          --          --        171,575       10,993     109,955      -       292,523
Amounts withdrawn by
 participants ......................      (3,339)     (8,471)       --         (3,117)        --           --       -       (14,927)
Administrative expenses ............      (3,331)       (179)       (338)        --         (1,195)        --       -        (5,043)
                                       ---------    --------    --------    ---------    ---------    --------     --   -----------
Increase/(decrease) in net
 assets available for benefits .....      97,477          92      15,380      174,381       45,825     119,920      -       453,075
                                       ---------    --------    --------    ---------    ---------    --------     --   -----------
Balance at December 31, 1993 .......   $ 380,346    $  9,188    $ 34,579    $ 764,095    $ 143,337    $528,650     $0   $ 1,860,195
                                       =========    ========    ========    =========    =========    ========     ==   ===========
Contributions from
 participants ......................   $  30,273    $    740    $  8,657    $  53,206    $  23,199      $   -      $-   $   116,075
Rollovers into Plan ................         484        --          --            968          484         --       -         1,936
Transfers, net .....................      22,111       4,827       2,118      (63,533)      34,477         --       -             0

Dividend and interest
 income ............................      21,864         331        (768)      15,051         --        10,436      -        46,914
Change in unrealized
 appreciation ......................        --          --          --         36,769          560      22,975      -        60,304
Amounts withdrawn by
 participants ......................     (44,602)     (6,327)       --         (2,593)        --       (14,226)     -       (67,748)
Administrative expenses ............      (1,557)        (64)       (251)        --           (692)        --       -        (2,564)
                                       ---------    --------    --------    ---------    ---------    --------     --   -----------
Increase/(decrease) in net
 assets available for benefits .....      28,573        (493)      9,756       39,868       58,028      19,185      -       154,917
                                       ---------    --------    --------    ---------    ---------    --------     --   -----------
Balance at December 31, 1994 .......   $ 408,919    $  8,695    $ 44,335    $ 803,963    $ 201,365   $ 547,835     $-   $ 2,015,112
                                       =========    ========    ========    =========    =========   =========     ==   ===========
Contributions from
 participants ......................   $  35,373    $  3,545    $  9,930    $  68,140    $  29,064        $-       $-   $   146,052
Rollovers into Plan ................       9,614       1,602        --          3,204        1,602         --       -        16,022
Investment transfers, net ..........      78,750      17,970       9,408     (103,040)          28      (3,116)     -             0
Dividend and interest
 income ............................      28,473       3,401       7,360       15,051         --        10,341      -        64,626
Change in unrealized
 appreciation ......................        --          --          --       (179,616)      71,010     (93,139)     -      (201,745)
Amounts withdrawn by
 participants ......................     (62,043)       --       (13,565)     (10,493)        (402)    (23,409)     -      (109,912)
Administrative expenses ............         (60)        (12)       (178)        --            (41)        --       -          (291)
                                       ---------    --------    --------    ---------    ---------    --------     --   -----------
Increase/(decrease) in net
 assets available for benefits .....      90,107      26,506      12,955     (206,754)     101,261    (109,323)     -       (85,248)
                                       ---------    --------    --------    ---------    ---------    --------     --   -----------
Balance at December 31, 1995 .......   $ 499,026    $ 35,201    $ 57,290    $ 597,209    $ 302,626   $ 438,512     $0   $ 1,929,864
                                       =========    ========    ========    =========    =========   =========     ==   ===========

NOTE 4 - TAX STATUS OF THE SALARY DEFERRAL PLAN:

On May 2, 1995, The Internal Revenue Service issued a favorable determination letter on the Plan, which indicates that the terms of the Plan conform to the requirements of Section 401(a) of The Internal Revenue Code. As such, the Plan is exempt from Federal income taxes.

Generally, participants in the Plan are taxed at the time of distributions on the amount by which their total distributions from the Plan exceed their total after-tax contributions to the Plan. However, each participant's tax situation is based upon individual circumstance.

NOTE 5 - MERGER OF PLANS:

Effective December 31, 1988, the National Gas & Oil Corporation Tax Reduction Act Stock Ownership Plan was merged into the Plan. As such, the fair market value of the accounts of TRASOP participants were rolled over into the Plan on the effective date of the merger. The merger will have no effect on existing or current operations of the merged Plans.

                                                                    SCHEDULE I


                               NATIONAL GAS & OIL COMPANY

                             SALARY DEFERRAL PLAN

                    SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1995


                                      Purchase      Selling
                                       Price         Price     Cost
                                      --------     --------   ------
Guaranteed Interest Account

Total value of purchases ............ $209,091    $ -         $209,091

Total value of sales ................ $ -         $147,458    $ -


National Gas & Oil
Company - Common Stock

Total value of sales ................ $ -         $127,241    $ -

                      CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-55390) of the National Gas & Oil Company Salary Deferral Plan of our report dated May 31, 1996 appearing on page 6 of this Form 11-K for the year ended December 31, 1995.




PRICE WATERHOUSE LLP

Cleveland, Ohio
May 31, 1996


                                    - 16 -